Exhibit 99.1

PRESS RELEASE

SOURCE: Acasti Pharma Inc.

Acasti Announces the Election of its Directors, Change of Fiscal Year End and Other Related Matters Passed at its AGM
Montréal, Québec, Canada – July 15, 2016 - Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST – TSX-V:APO) of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of hypertriglyceridemia, announced that the nominees listed in its management proxy circular dated June 14, 2016 were elected as directors of Acasti at its Annual and Special Meeting of shareholders held in Montreal, Canada on July 12, 2016 (the "AGM"). The detailed results of the vote for the election of directors are set out below:
Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Janelle D'Alvise	5,597,512	99.88%	6,915	0.12%
Jean-Marie (John) Canan	5,592,689	99.79%	11,738	0.21%
Roderick N. Carter	5,592,417	99.79%	12,010	0.21%
James S. Hamilton	5,596,128	99.85%	8,299	0.15%
Leendert H. Staal	5,597,512	99.88%	6,865	0.12%

For further information on the voting results of the resolution passed during the AGM, please refer to the Report of Voting Results available on SEDAR.

Change in Fiscal Year End to March 31st

The Corporation announced that it will be transitioning to a new fiscal year-end in 2017. As a result of this transition, the Corporation year-end will take place on March 31, 2017 rather than February 28, 2017. The change in year-end will be better aligned with Acasti's industry comparables and standard quarters. This change has been approved by the Board of Directors, in accordance with the Corporation by-laws. For purpose of its regulatory filings, the Corporation will report results for the 13th months transition period ended March 31, 2017 with a last quarterly period (Q4) covering a four-month period from December 1, 2016 to March 31, 2017.

Amendments to the Corporation Stock Option Plan and Equity Incentive plan

At the AGM, shareholder approved amendments to the Stock Option Plan (i) to change the existing Stock Option Plan from a "rolling" plan to a "fixed" plan, (ii) to approve an aggregate fixed number of common shares that may be issued upon the exercise of all options granted under the plan at 20% of the issued and outstanding common shares as at February 29, 2016, representing 2,142,407 Common Shares, which include the 1,066,162 Common Shares reserved for outstanding options under the Stock Option Plan as at the Record Date and an additional reserve of 1,076,245 Common Shares reserved for issuance for additional grants, and (iii)  to authorize the Corporation to grant such number of options under the Stock Option Plan that could result in a number of common shares issuable pursuant to options granted to (a) related persons exceeding 10% of the Corporation's issued and outstanding common shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person (and companies wholly owned by that person) in a twelve month period exceeding 5% of the Corporation's issued and outstanding common shares (on a non-diluted basis) on the date an option is granted  (the "Amended Stock Option Plan").

At the AGM, shareholders also approved amendments to the Equity Incentive Plan (i) to set the total number of common shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan to an aggregate number that (A) if, and for so long as the common shares are listed on the TSXV, shall not exceed the lower of (x) 267,800 common shares, and (y) 20% of the issued and outstanding common shares as of February 29, 2016, representing 2,142,407 common shares, which number shall include common shares issuable pursuant to options issued under the Amended Stock Option Plan, and (ii) to change certain limits to the number of common shares that can be reserved for issuance for specific grants, similar to those describe for the Amended Stock Option Plan (the "Amended Equity Incentive Plan").
The Amended Stock Option Plan and Amended Equity Incentive Plan are subject to TSXV final approval.

Audit Committee Membership

Following the AGM, the Board of Directors also appointed three independent members on its Audit Committee and regain compliance with Nasdaq Listing Rule 5606. The Audit Committee is currently comprised of the following individuals: Messrs. John Canan, Chair of the Audit Committee, Leendert H. Staal and Roderick N. Carter.

About Acasti Pharma Inc.
Acasti is an emerging biopharmaceutical company focused on the research and development of a prescription drug candidate, CaPre®, for the treatment of hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. CaPre® is a krill oil-derived mixture of polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) present as a combination of phospholipid esters and free fatty acids. Krill is a major source of phospholipids and omega-3 fatty acids well known to be beneficial for human health.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".
Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:

Mario Paradis Chief Financial Officer +1.450.687.2262 m.paradis@acastipharma.com acastipharma.com